SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )

VERIFONE HOLDINGS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

92342Y109

(CUSIP Number of Class of Securities (the Underlying Common Stock))

Douglas G. Bergeron

Chief Executive Officer

VeriFone Holdings, Inc.

2099 Gateway Place, Sixth Floor

San Jose, CA 95110

(408) 232-7800

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Scott D. Miller

Sullivan & Cromwell LLP

1870 Embarcadero Road

Palo Alto, California 94303

(650) 461-5600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$19,165,952	$1,069.46

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 4,456,320 shares of common stock of VeriFone Holdings, Inc., representing all of the options eligible for the exchange offer, having an aggregate value of $19,165,952 as of October 7, 2009 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

i

This Tender Offer Statement on Schedule TO relates to an offer by VeriFone Holdings, Inc. (the “Company”) to exchange certain options to purchase shares of the Company’s common stock, par value $0.01 per share, for a lesser number of replacement options to purchase shares of common stock to be granted under the Company’s 2006 Equity Incentive Plan, as amended, upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Stock Options for Replacement Stock Options dated October 8, 2009 (the “Offer to Exchange”) and the related Election Form for Offer to Exchange (the “Election Form”). The Offer to Exchange is attached hereto as Exhibit (a)(1)(i) and the Election Form is attached hereto as Exhibit (a)(1)(iii). Screenshots of the electronic Election Form as it appears on our Offer to Exchange website is attached hereto as Exhibit (a)(1)(iv). This Tender Offer Statement and the documents attached hereto, and as they may be amended or supplemented from time to time, disclose important information regarding the Offer to Exchange.

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet — Questions and Answers” in the Offer to Exchange is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

The issuer is VeriFone Holdings, Inc., a Delaware corporation. The Company’s principal executive offices are located at 2099 Gateway Place, Sixth Floor, San Jose, California, 95110, United States and its telephone number is (408) 232-7800.

(b) Securities.

The securities that are eligible for exchange in this Offer to Exchange are those stock options outstanding under the Company’s equity incentive plans, whether vested or unvested, which have an exercise price greater than or equal to $16.25 and a grant date on or before October 7, 2008 and held by eligible optionees. Each eligible optionee that elects to exchange options pursuant to the Option Exchange must submit an Election Form in accordance with the instructions therein and will be granted replacement options to purchase a lesser number of shares of common stock. As of October 7, 2009, there were outstanding eligible options to purchase an aggregate of approximately 4,456,320 shares of the Company’s common stock.

The following information set forth in the Offer to Exchange under “Summary Term Sheet — Questions and Answers” and “Risks of Participating in the Offer to Exchange” and under “The Offer to Exchange” in Section 1 — “Eligibility; Number of Options,” Section 2 — “Expiration Date,” Section 4 — “Procedures for Electing to Exchange Options,” Section 6 — “Acceptance of Options for Exchange and Grant of Replacement Options,” Section 9 — “Source and Amount of Consideration,” and Section 10 — “Terms of Replacement Options” is incorporated herein by reference.

(c) Trading Market and Price.

The information set forth in the Offer to Exchange under “The Offer to Exchange” in Section 8 — “Price Range of Common Stock Underlying the Options” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

The Company is both the subject company and the filing person. The information set forth under Item 2(a) above and in the Offer to Exchange under “The Offer to Exchange” in Section 13 — “Interests of Directors, Officers and Associates; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

In addition, pursuant to General Instruction C to Schedule TO, the information set forth on Schedule B to the Offer to Exchange — “Information Concerning the Directors and Executive Officers” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms.

The information set forth in the Offer to Exchange under “Summary Term Sheet — Questions and Answers” and under “The Offer to Exchange” in Section 1 — “Eligibility; Number of Options,” Section 2 — “Expiration Date,” Section 4 — “Procedures for Electing to Exchange Options,” Section 5 — “Withdrawal Rights,” Section 6 — “Acceptance of Options for Exchange and Grant of Replacement Options,” Section 7 — “Conditions of this Offer to Exchange,” Section 9 — “Source and Amount of Consideration,” Section 10 — “Terms of Replacement Options,” Section 14 — “Status of Options Accepted by Us for Exchange,” Section 16 — “Agreements; Legal Matters; Regulatory Approvals,” Section 17 — “Material U.S. Federal Income Tax Consequences,” and Section 18 — “Extension of Offer to Exchange; Termination; Amendment” is incorporated herein by reference.

The information set forth in Schedule A to the Offer to Exchange — “A Guide to Tax and Legal Issues for Non-U.S. Optionees” is incorporated herein by reference.

In addition, the information set forth in the Offer to Exchange under “Risks of Participating in the Offer to Exchange” is incorporated herein by reference.

(b) Purchases.

The information set forth in the Offer to Exchange under “The Offer to Exchange” in Section 13 — “Interests of Directors, Officers and Associates; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under “The Offer to Exchange” in Section 11 — “Summary of the 2006 Equity Incentive Plan” and Section 13 — “Interests of Directors, Officers and Associates; Transactions and Arrangements Concerning the Options” is incorporated herein by reference. See also the equity incentive plans, awards and related agreements attached hereto or incorporated by reference as Exhibits (d)(1) through (d)(12).

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Offer to Exchange under “Summary Term Sheet — Questions and Answers” and under “The Offer to Exchange” in Section 3 — “Purpose of this Offer to Exchange” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the Offer to Exchange under “The Offer to Exchange” in Section 6 — “Acceptance of Options for Exchange and Grant of Replacement Options” and Section 14 — “Status of Options Accepted by Us for Exchange” is incorporated herein by reference.

(c) Plans.

The information set forth in the Offer to Exchange under “Summary Term Sheet — Questions and Answers” and under “The Offer to Exchange” in Section 3 — “Purpose of this Offer to Exchange” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the Offer to Exchange under “The Offer to Exchange” in Section 9 — “Source and Amount of Consideration” Section 10 — “Terms of Replacement Options,” and Section 19 — “Fees and Expenses” is incorporated herein by reference.

There are no alternative financing arrangements or financing plans for this Offer to Exchange.

(b) Conditions.

The information set forth in the Offer to Exchange under “The Offer to Exchange” in Section 7 — “Conditions of this Offer to Exchange” is incorporated herein by reference.

(d) Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the Offer to Exchange under “The Offer to Exchange” in Section 13 — “Interests of Directors, Officers and Associates; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the Offer to Exchange under “The Offer to Exchange” in Section 13 — “Interests of Directors, Officers and Associates; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a) Financial Information.

The information set forth in the Offer to Exchange under “The Offer to Exchange” in Section 12 — “Information Concerning VeriFone; Financial Information” and Section 20 — “Additional Information” is incorporated herein by reference.

Our Annual Report on Form 10-K for the fiscal year ended October 31, 2008, filed with the Securities and Exchange Commission (the “SEC”) on January 14, 2009, including the financial information set forth in Item 8 — Financial Statements and Supplementary Data of our Annual Report on Form 10-K, as amended by Amendment No. 1 to our Annual Report on Form 10-K for the fiscal year ended October 31, 2008, filed with the SEC on Form 10-K/A on February 26, 2009 and our Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2009, filed with the SEC on September 4, 2009, including the financial information set forth in Item 1 — Financial Statements of our Quarterly Report on Form 10-Q, are incorporated herein by reference.

Our Annual Report on Form 10-K and Quarterly Report on Form 10-Q are available electronically and free of charge on the SEC’s website at http://www.sec.gov.

(b) Pro Forma Financial Information.

Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under “Risks of Participating in the Offer to Exchange” and under “The Offer to Exchange” in Section 13 — “Interests of Directors, Officers and Associates; Transactions and Arrangements Concerning the Options” and Section 16 — “Agreements; Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b) Other Material Information.

Not applicable.

Item 12.	Exhibits.

The Exhibit Index attached to this Schedule TO is incorporated herein by reference.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2009	By:	/S/ DOUGLAS G. BERGERON
Douglas G. Bergeron
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Exchange Certain Stock Options For Replacement Stock Options, dated October 8, 2009.

(a)(1)(ii)	E-mail from Douglas G. Bergeron dated October 8, 2009 Announcing the Offer to Exchange and Providing Instructions for Accessing the Offer to Exchange Website.

(a)(1)(iii)	Paper Election Form for Offer to Exchange.

(a)(1)(iv)	Screenshots of Electronic Election Form on Offer to Exchange website.

(a)(1)(v)	Form of Confirmation to Eligible Optionees who Elect to Participate in the Offer to Exchange.

(a)(1)(vi)	Form of Confirmation to Eligible Optionees who Decline Participation in the Offer to Exchange.

(a)(1)(vii)	Form of Reminder Communication to Eligible Optionees Regarding Offer to Exchange.

(a)(1)(viii)	English Translation of Tax Ruling for Eligible Optionees Subject to Tax in Israel.

(a)(1)(ix)	Form of Consent Agreement to Israel Tax Authority Tax Ruling.

(a)(1)(x)	Form of Notice to Employees on Relocation Assignment Outside Israel.

(a)(1)(xi)	Form of Communication Guidelines

(a)(1)(xii)	Annual Report for the fiscal year ended October 31, 2008, as amended (incorporated by reference to Form 10-K filed with the Securities and Exchange Commission on January 14, 2009 and Form 10-K/A filed with the Securities and Exchange Commission on February 26, 2009).

(a)(1)(xiii)	Quarterly Report for the fiscal quarter ended July 31, 2009 (incorporated by reference to Form 10-Q filed with the Securities and Exchange Commission on September 4, 2009).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(b)	Not applicable.

(d)(1)	2006 Equity Incentive Plan, as amended and restated (incorporated by reference to Annex B to the Registrant’s Definitive Proxy Statement filed with the Securities and Exchange Commission on September 10, 2008).

(d)(2)	2006 Equity Incentive Plan — Form of Stock Option Notice and Agreement — U.S.

(d)(3)	2006 Equity Incentive Plan — Form of Stock Option Notice and Agreement — non-U.S. (excluding Israel).

(d)(4)	2006 Equity Incentive Plan — Form of Stock Option Notice and Agreement — Israel.

(d)(5)	Appendix to 2006 Equity Incentive Plan for Grantees in Israel.

(d)(6)	Rules of the VeriFone Holdings, Inc. 2006 Equity Incentive Plan for Grantees in France.

(d)(7)	Lipman Electronic Engineering Ltd. 2003 Stock Option Plan (incorporated by reference to the Registration Statement on Form F-1 (No. 333-111849) filed by Lipman Electronic Engineering Ltd. with the Securities and Exchange Commission on January 12, 2004).

(d)(8)	Lipman Electronic Engineering Ltd. 2004 Stock Option Plan (incorporated by reference to the Registration Statement on Form F-1 (No. 333-111849) filed by Lipman Electronic Engineering Ltd. with the Securities and Exchange Commission on January 12, 2004).

(d)(9)	Lipman Electronic Engineering Ltd. 2004 Share Option Plan (incorporated by reference to the Registration Statement on Form S-8 (No. 333-122374) filed by Lipman Electronic Engineering Ltd. with the Securities and Exchange Commission on January 28, 2005).

(d)(10)	Amendment to Lipman Electronic Engineering Ltd. 2004 Share Option Plan (incorporate by reference to the Registration Statement on Form S-8 (No. 333-126955) filed by Lipman Electronic Engineering Ltd. with the Securities and Exchange Commission on July 28, 2005).

(d)(11)	Lipman Electronic Engineering Ltd. 2006 Share Incentive Plan (incorporated by reference to the Annual Report on Form 20-F (No. 000-50544) filed by Lipman Electronic Engineering Ltd. with the Securities and Exchange Commission on March 9, 2006).

(d)(12)	2005 Employee Equity Incentive Plan (incorporated by reference to the Registration Statement on Form S-8 (No. 333-124545) filed with the Securities and Exchange Commission on May 2, 2005).

(g)	Not applicable.

(h)	Not applicable.